

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via E-mail</u>
Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38

      Re: **Navios Maritime Acquisition Corporation**
                Form 20-F for the Fiscal Year Ended December 31, 2012
                Filed March 25, 2013
                File No. 1-34104

Dear Mr. Frangou:

      We refer you to our comment letters dated June 17, 2013, July 18, 2013 and August 19, 2013 regarding business contacts with Syria and Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Cecilia Blye

                                      Cecilia Blye, Chief
                                      Office of Global Security Risk

cc: Todd E. Mason, Esq.
        Thompson Hine LLP

        Max Webb
        Assistant Director
        Division of Corporation Finance